

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2013

<u>Via E-mail</u>
Lauren Goldberg
Executive Vice President and General Counsel
Revlon Consumer Products Corporation
237 Park Avenue, 14th Floor
New York, New York 10017

> **Re: Revlon Consumer Products Corporation**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed June 25, 2013**
> **File No. 333-188713**

Dear Ms. Goldberg:

     We have reviewed your response letter and the above-referenced filing, and have the following comments.

<u>General</u>

1. We note your revisions in response to comment one of our letter dated June 14, 2013. Please further revise your disclosure, wherever you describe the guarantees throughout this prospectus, to state that your guarantor subsidiaries are 100% owned as opposed to "wholly owned," to the extent accurate. See Rule 3-10(h)(1) of Regulation S-X. See also SEC Release No. 33-7878.

<u>Conditions to the Exchange Offer, page 100</u>

2. We reissue comment seven of our letter dated June 14, 2013. Please note that all offer conditions, except for those related to government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer. Please remove the language stating that you are not required to accept Old Notes if the events described in paragraphs (a) through (c) occur prior to *acceptance* of the Old Notes.

<u>Future Subsidiary Guarantors; Releases of Subsidiary Guarantees, page 127</u>

3. We have reviewed your response to comment eight of our letter dated June 14, 2013. We continue to believe that the guarantees are not full and unconditional due to the release provisions in Sections 10.04(2), 10.04(8) and 10.04(9) of the Indenture and therefore you may not rely upon Rule 3-10 of Regulation S-X. Please revise the registration statement to comply with the financial statement requirements of Regulation S-X

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Leland Benton, Staff Attorney, at 202-551-3791 or Erin Jaskot, Staff Attorney, at 202-551-3442 with any questions.

Sincerely,

/s/ Erin K. Jaskot, for

Pamela Long
Assistant Director

cc: Stacy J. Kanter (*via E-mail*)
        Skadden, Arps, Slate, Meagher & Flom LLP